Exhibit 4.2(b)

WARRANT CERTIFICATE

(non-negotiable instrument)

Ascendis Pharma A/S (cvr.no. 2991 8791), with its principal business address at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark (hereinafter referred to as “Ascendis Pharma”), has on 09/12/2021 issued this Warrant Certificate to

NAME

(hereinafter referred to as the “Warrantholder”)

whereby the Warrantholder without payment has received and accepted allocation of 1,636 warrants, which confer the right to subscribe [number] ordinary shares in Ascendis Pharma at a subscription price of US$ [price] per ordinary share with a nominal value of DKK 1.

The other terms applying to the warrants have been set forth in Ascendis Pharma’s articles of association clause 4a with appendix 1a, which can be found under "Documents" in the USD Portal.

Hellerup, xx/xx/202x

/s/ Albert Cha

Albert Cha,
Chairman